

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 26, 2010

<u>**Via Facsimile (702) 792-9002 and U.S. Mai**</u>l
Yuri Itkis
The Yuri Itkis Gaming Trust of 1993
2950 S. Highland Drive, Suite C
Las Vegas, NV 89109

> **Re: Fortunet, Inc.**
> **Schedule TO-T**
> **Schedule 13e-3**
> **Filed by The Yuri Itkis Gaming Trust of 1993, YI Acquisition Corp.,**
> **Yuri Itkis**
> **Filed January 15, 2010**
> **File No. 5-81662**

Dear Mr. Itkis:

We have limited our review of the filings listed above to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13e-3

General

1.   You disclose the Trust's intention for current officers of FortuNet to "continue in their respective positions following completion of the Offer and the Merger," and that "the Trust does not presently intend to seek to retain any independent directors following the Merger…" Please revise your disclosure to clarify which of the Company's current directors constitute the non-independent directors who will continue in their respective positions following the transactions contemplated. Further, please provide us with your analysis of whether such persons are affiliates engaged in the going private transaction. See the Division of Corporation Finance's Compliance & Disclosure Interpretation 201.05 available at: http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

2.   Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to the prior comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981).

3.   Please refer to our comment above. Mr. Itkis is listed as a filing person yet the disclosure document does not include all disclosures that Mr. Itkis is required to provide pursuant to Rule 13e-3.   For example, revise to include a statement as to whether Mr. Itkis believes the Rule 13e-3 transaction is procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion.

Schedule TO

Exhibit 99(a)(1)(i)

Summary

4.   Please include in the summary the filing persons' statements as to the fairness of the transaction to unaffiliated shareholders.

Special Factors, page 7

Background, page 7

5.   In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe <u>all</u> discussions, meetings, contacts and reports among the filing persons, the special committee of the Company and any advisors regarding the various options considered by the filing persons with respect to the Company.   For example, revise to disclose:

- the advisors with whom Mr. Itkis discussed alternatives available to the Trust and its investment in Fortunet commencing in November 2009 and a summary of any presentations made by such advisors with respect to the current transaction;

- the role, if any, that any non-independent director played in the structuring and/or negotiation of the transaction;

- a summary of the information provided by Mr. Itkis or any other filing person to the company's financial advisor and the topics discussed generally in meetings with the financial advisor (telephonic or otherwise) throughout December 2009;

- the "various elements" of Duff & Phelps's fact gathering and analysis that were discussed on December 29, 2009; and,

- a summary of all conversations, inclusive of a brief description and explanation of any valuation methodology differences discussed by the Trust's financial advisor and the Company's financial advisor in January 2010.

6.   We note that Mr. Itkis considered a possible going private transaction as early as November 2009. Please revise to provide expanded disclosure regarding the reasons behind each filing person's choice to engage in the transaction *at this time* as opposed to any other time in the Company's public company history. See Item 1013(c) of Regulation M-A.

7.   Please revise to describe all deliberations engaged in regarding the $2.25 per share price that was determined as the offer price. Please describe any other alternative per share valuations or range of valuations that were considered, when deliberations regarding the change in the possible offer price from $1.70 to $2.25 first occurred, the reasons for the recommended increase and why other alternative prices were ultimately rejected.

The Position of the Trust Regarding the Fairness of the Offer and the Merger, page 10

8.   Revise the heading to clarify that each filing person is presenting its position as to the fairness of the transaction in the disclosure that follows. Further, please revise throughout the disclosure document to clarify each filing person's statement as to the fairness of the transaction to unaffiliated shareholders.

9.   Instruction 3 to Item 1013 of Regulation M-A requires an affiliate of the subject company disclose the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please supplement the disclosure to reference the effect on each affiliate's (including Mr. Itkis) net book value and net earnings.

10.   In your discussion of the substantive fairness of the transaction and the offer price, please revise to clarify whether a fairness opinion was sought and/or obtained. Note also our subsequent comment below.

11.   References are made throughout the disclosure to the Trust's consultations with its financial advisor and the consideration the filing persons gave to valuation methodologies presented by the financial advisor. We remind you that each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Union Gaming during the filing person's evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A.

12.   We note the filing parties considered a "conventional gaming supplier valuation" in their consideration of the fairness of the transaction. Additionally, we note that certain adjustments were made to such valuation based on, among other things, "a composite average of gaming supplier company earnings multiples…" Please significantly expand your disclosure in this section to provide a summary explaining the valuation methodology referenced, why the filing persons chose to use this methodology versus any alternative valuation methodology and how customary it is to use this valuation methodology to value comparably situated companies engaging in comparable transactions.

13.   Refer to our comment above. Revise to disclose all material quantitative and/or qualitative data, projections, and/or any other material assumptions that were used to generate any valuation that the advisor and Board considered in its fairness assessment. Please also refer to our prior comment 11.

14.   Revise to disclose in greater detail, the process by which Union Gaming was chosen as financial advisor and whether any other advisors were contacted. Refer to Item 1015(b)(3) of Regulation M-A.

Certain Information Concerning Fortunet, page 24

15.   Please revise to include all the information required by Item 1010(c) of Regulation M-A such as the ratio of earnings to fixed charges for the requisite time periods.

Conditions to the Offer, page 27

16.   Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Information

        Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing from the filing party a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Michael J. Bonner, Esq. (via facsimile)
        Greenberg Traurig, LLP